INFORMATION CIRCULAR

of

RESPONSE BIOMEDICAL CORPORATION

100-8900 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8
Telephone (604) 456-6010
Facsimile (604) 456-6066

Dated as of April 30, 2007

for the

ANNUAL AND SPECIAL GENERAL MEETING

to be held on June 14, 2007

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of RESPONSE BIOMEDICAL CORPORATION (the "Company") to be used at the annual and special general meeting (the "Meeting") of shareholders of the Company to be held at the 1300-1500 Event Rooms of the Simon Fraser University, Vancouver Segal School of Business, 500 Granville Street, Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on June 14, 2007, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special General Meeting ("Notice of Meeting"). While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Proxy are directors or officers of the Company. A registered shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of Proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by subsequently completing another suitable form of Proxy.

A Proxy will not be valid unless the completed and signed Proxy is delivered to the offices of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax:1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled commencement of the Meeting or any adjournment or postponement thereof. An undated but executed Proxy will be deemed to be dated the date of mailing of the Proxy.

A registered shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by the registered shareholder or by such shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered to the office of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a registered shareholder will automatically revoke the Proxy.

EXERCISE OF DISCRETION

The shares represented by any Proxy in favour of the management nominees will, if the instructions contained in the Proxy are certain, be voted or withheld from voting on any poll in accordance with the instructions of the registered shareholder in the Proxy and, if the registered shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction or where the instructions are uncertain, it is intended that such shares will be voted for the approval of the items set out in the Proxy. Further, it is intended that such shares will be voted in favour of each of the nominees for election as directors set out therein. The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of mailing or other publication of this Information Circular, the management of the Company knew of no such amendments, variations, or other matters to come before this Meeting. If any amendment or variation or other matter comes before the Meeting the persons named in the Proxy will vote in accordance with their judgement on such amendment, variation or matter.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 114,047,250 are issued and outstanding as of the record date for notice of and voting at the Meeting: April 30, 2007. All registered shareholders as of April 30, 2007 will be entitled to vote at the Meeting. On a show of hands, each registered shareholder present in person or by proxy shall have one vote, and on a poll, each registered shareholder present in person or by Proxy shall have one vote for every share of which the registered shareholder is the registered shareholder on the record date for voting at the Meeting.

In order to have a quorum for the Meeting, at least two registered shareholders must be present at the Meeting, in person or by Proxy, holding in the aggregate, not less than 5% of the issued shares entitled to vote at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only person who beneficially owns, directly or indirectly, or controls or directs , shares of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company as at April 30, 2007 is 3M Company (“3M”), which is the beneficial owner of 14,797,419 common shares of the Company, which represents 13.0% of the issued and outstanding shares and 10.7% on a fully diluted basis.

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Subject to the provision of National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers, issuers can request and obtain a list of their NOBOs from intermediaries from their transfer agents. Issuers can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare Investor Services Inc. ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide the tabulation to the Company in advance of the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

SETTING THE NUMBER OF DIRECTORS

As management proposes a slate of five directors, the shareholders of the Company will be asked to vote for setting the number of directors of the Company at five by passing the following resolution:

“IT IS HEREBY RESOLVED, AS AN ORDINARY RESOLUTION, THAT the number of directors be set at five”

ELECTION OF DIRECTORS

The size of the Company's board of directors is currently determined at seven. As stated above, it is proposed that the number of directors of the Company for the ensuing year be set at five. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, the period of time for which each has been a director of the Company, the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, and their principal occupations during the past five years, as of April 30, 2007.

Name, Place of Residence and Office(1)	Period Served as Director	Number of Shares Owned or Controlled(2)	Principal Occupation for Past Five Years(1)
Richard J. Bastiani, PhD Los Gatos, CA, USA Director	Since March 30, 2006	Nil	Retired since 1998. Chairman of ID Biomedical Corp., a vaccine manufacturing company, from October 1996 to December 2005. Director of Abaxis, Inc. since 1995.
Richard K. Bear Yarrow Point, WA, USA Director	Since March 30, 2006	Nil

Chief Financial Officer of CRH Medical Corporation, a medical products and services company, from March 2006 to present. Chief Financial Officer of ID Biomedical Corp. from June 2002 to March 2006. Vice President and General Manager of XO Communications, Inc. from September 1995 to May 2002.

Anthony F. Holler, MD Vancouver, BC, Canada Director	Since March 30, 2006	1,146,666

CEO and Director of ID Biomedical Corp. from March 1991 to December 2005. Chairman of CRH Medical Corporation from December 2005 to present. Chairman of Corriente Resources Inc. from September 2003 to May 2006. Chairman of Inviro Medical Inc. from May 2006 to present. Retired since December 2005.

Todd R. Patrick Yarrow Point, WA, USA Director	Since March 30, 2006	1,066,666

President of ID Biomedical Corp. from June 1994 to January 2006. Director of ID Biomedical Corp. from May 2000 to December 2005. Director of Inviro Medical Inc. from January 2007 to present. Director of CRH Medical Corporation from May 2006 to present. Retired since January 2006.

Ian A. Webb Vancouver, BC, Canada Director	Since March 30, 2006	43,700	Partner at the law firm of Borden Ladner Gervais LLP (and predecessor Ladner Downs). Director of ID Biomedical Corp. from July 1997 to December 2005.

(1)	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of April 30, 2007 .

As part of the Company’s succession plan, the Company announced in February 2007, the intention of William J. Radvak, president and chief executive office to step down following the conclusion of an executive search for a replacement, which is under way. Mr. Radvak will stay on as president and chief executive office through the appointment as well as during a transition period to ensure an orderly progression.

The members of the Company’s Compensation Committee are Dr. Anthony F. Holler and Todd R. Patrick. The members of the Company's Audit Committee are Richard K. Bear (Chair), Dr. Richard J. Bastiani and Todd R. Patrick. The members of the Company’s Nomination and Corporate Governance Committee are Ian A. Webb (Chair), Dr. Anthony F. Holler, Todd R. Patrick and Richard K. Bear.

No proposed director is to be elected pursuant to any arrangement or understanding between the nominee and any other person. Voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company or of a subsidiary of the Company are not beneficially owned, directly or indirectly, or controlled or directed by any director of the Company and his or her associates and affiliates.

Other than as described below, no proposed director is, or has been within the ten years prior to the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company an exemption under securities legislation, or (iii) was within a year of ceasing to act as a director or executive officer, declared bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

In September 2001, we experienced difficulty in raising funds as the result of (1) an unexpected delay in the receipt of market clearance from the FDA for our RAMP Reader and Myoglobin Test, and (2) unfavorable financial market conditions. On September 17, 2001, we applied for creditor protection under the Bankruptcy and Insolvency Act (Canada). Following positive discussions with the FDA, we arranged bridge financing in the form of secured loans from three of our directors and one of our shareholders. On October 23, 2001, a proposal to settle outstanding debts was made to our creditors. The proposal was voted on and accepted unanimously by voting creditors on November 5, 2001 and subsequently approved by the Supreme Court of British Columbia. Following the receipt of FDA clearance in January 2002 and having made a final settlement payment to creditors on March 13, 2002, we were discharged from creditor protection. William J. Radvak and Brian G. Richards provided bridge financing to the Company and were directors at the time.

No proposed director of the Company has, within the ten years prior to the date of this Information Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority. No proposed directors have been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid by the Company to the following persons (the "Named Executive Officers"):

  the Company's CEO;
  the Company’s CFO;

  each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and
  any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

As at December 31, 2006, the end of the most recently completed financial year of the Company, the Company had three Named Executive Officers: William J. Radvak, President and Chief Executive Officer, Robert G. Pilz, Vice President, Finance and Chief Financial Officer, and Dr. Paul C. Harris, Vice President, Research and Development.

Summary of Compensation

The following table is a summary of compensation paid or payable to the Named Executive Officers for each of the Company's three most recently completed financial years:

		Annual Compensation			Long-term Compensation
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)(2)
William J. Radvak President and Chief Executive Officer	2006 2005 2004	153,750 165,625 125,000	Nil Nil Nil	Nil Nil Nil	400,000 Nil 250,000	Nil Nil Nil
Robert G. Pilz Vice President, Finance and Chief Financial Officer(1)	2006 2005 2004	160,000 142,500 20,833	Nil Nil Nil	Nil Nil Nil	Nil 225,000 250,000	Nil Nil Nil
Paul C. Harris, PhD Vice President, Research and Development	2006 2005 2004	202,899 175,246 147,883	Nil Nil Nil	Nil Nil Nil	212,500 Nil 50,000	Nil Nil Nil

(1)	Robert G. Pilz was appointed Vice President, Finance and Chief Financial Officer effective November 1, 2004.
(2)	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for any NEO unless otherwise noted .

Long-Term Incentive Plans

The Company has no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights or restricted share compensation.

Options Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options granted during the most recently completed financial year to Named Executive Officers:

NEO Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security) (1)	Expiration Date
William J. Radvak	400,000	9.5%	0.58	0.58	March 6, 2011
Robert G. Pilz	Nil	n/a	n/a	n/a	n/a
Paul C. Harris Paul C. Harris	125,000 87,500	3.0% 2.1%	0.58 0.52	0.58 0.52	March 6, 2011 October 3, 2011

(1)

The Market Value is calculated as the closing market price of the Company's shares on the TSX Venture Exchange on the day prior to grant date for each option, except for the options which expire March 6, 2011 where the Market Value is based on a price reservation approved by the TSX Venture Exchange in accordance with the Company’s stock option plan.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed financial year as well as the financial year-end value of stock options held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($) (1)
William J. Radvak	400,000	160,000	490,000 / 400,000	56,700 / 60,000
Robert G. Pilz	Nil	Nil	418,750 / 56,250	36,563 / 12,188
Paul C. Harris	125,000	101,250	137,500 / 212,500	20,125/ 37,125

(1)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year-end exceeds the option exercise price. The market value is calculated as the closing market price of the Company's shares as at December 29, 2006 (i. e. financial year end) on the TSX Venture Exchange, which was $0.73 less the exercise price for each option.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the date of the Information Circular, of the Named Executive Officers serving at the end of the most recently completed financial year, Dr. Paul C. Harris has a consulting agreement with the Company:

Consulting Agreement – Paul C. Harris, PhD

Notwithstanding an expired consulting agreement, effective September 1, 2005 through August 30, 2006, Dr. Paul C. Harris was paid at an agreed rate of US$145 per hour worked. Effective September 1, 2006, the Company entered into a consulting contract with Dr. Harris with a term ending August 31, 2008, under which Dr. Harris is paid a monthly consulting fee of US$15,000 based on specified average work days per month. The contract provides for Dr. Harris to earn a performance bonus during each 12 month period of the contract equivalent to 25% of the annualized amount of the monthly fee dependent upon the achievement of specific milestones deemed critical to the Company’s corporate objectives. Additionally, he was reimbursed for reasonable out of pocket expenses and participates in the Company’s stock option plan.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting, from time to time, of incentive stock options and reimbursement of reasonable expenses incurred with respect to board of directors meetings.

The following table sets out incentive stock options granted during the most recently completed financial year to directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security) (1)	Expiration Date
132,500	0.58	0.58	March 6, 2011
2,000,000	0.58	0.58	March 30, 2011

(1) The Market Value is based on a price reservation approved by the TSX Venture Exchange in accordance with the Company’s stock option plan.

On June 21, 2005 Mr. Ross MacLachlan who had been working as a consultant to the Company joined the board of directors. The Company paid a company wholly owned and controlled by Mr. MacLachlan a maximum of $4,500 per month, which could only be exceeded with authorization by the Company. A total of $21,000 was paid to Mr. MacLachlan for consulting services during 2006 while he was a director of the Company. The Company provided Mr. MacLachlan with thirty (30) days written notice of termination of the agreement on April 18, 2006.

On November 1, 2005 Mr. David Turner who joined the board of directors in June 2005, entered into a consulting agreement with the Company. A total of $45,500 was paid for consulting services during 2006. The Company provided Mr. Turner with thirty (30) days written notice of termination of the agreement on April 18, 2006.

On March 30, 2006, Dr. Holler and Mr. Patrick each received $40,000 payable by the issue of 66,666 common shares in consideration for agreeing to join and assisting in the reorganization of our Board (a deemed price of $0.60 per share).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the year ended December 31, 2006, the number of securities authorized for issuance under the Company’s stock option plan which was approved by the shareholders of the Corporation on June 21, 2005 and approved as amended on June 22, 2006:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	7,593,350 (1)	$0.61	3,246,125
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	7,593,350	$0.61	3,246,125

(1)

As at December 31, 2006, 7,593,350 options were outstanding with 3,246,125 shares remaining available for future issuance under the Plan, the difference from the total 13,500,000 available under the Plan is attributable to options that have been exercised.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the financial year ended December 31, 2005, a shareholder of the Company guaranteed a revolving demand loan credit facility with a Canadian chartered bank. In consideration for providing the loan guarantee, the Company issued non-transferable share purchase warrants to the guarantor which were set to expire on the same date as the guarantee. Details of the loan and related warrants are as follows:

Guarantor	Relationship to Company	Loan Guarantee US$	Expiry	Warrants Issued	Exercise Price	Warrant Expiry
Mr. Hans E. Moppert	Shareholder	US$1,000,000	June 30, 2006	449,250	$0. 42	June 30, 2006

On March 31, 2006, following repayment of the line of credit from the proceeds of financings closed on March 30, 2006 and the exercise of the above share purchase warrants by the guarantor, the line of credit facility was terminated at the request of the guarantor.

On December 11, 2006, the Company transitioned its development partnership with 3M, focused on development of a Staphylococcus aureus test, into a worldwide, exclusive agreement with 3M through its medical division to pursue the development and commercialization of diagnostic products targeting hospital and community acquired infectious diseases using the Company’s RAMP testing platform. Part and parcel to the arrangement, 3M invested $9,174,400 (US$8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares, or 13.0% of the Company’s issued and outstanding shares following the investment, at a price of $0.62 per share. Until December 11, 2007, 3M has a pro rata right, based on its percentage equity ownership in the Company, on a fully diluted basis, to participate in subsequent issuances of equity securities of the Company.

Except as noted above, none of the insiders of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such insider or proposed nominee, has any direct or indirect material interest in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which materially affected or would materially affect the Company or any of its subsidiaries, other than as disclosed herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director, executive officer, nominee for election as a director, or associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, executive officer, nominee for election as a director or associate of any such director, executive officer or proposed nominee, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

The current auditors of the Company are Ernst & Young LLP, Chartered Accountants, who were first appointed on June 14, 1995. The shareholders of the Company will be asked to vote in favour of re-appointing Ernst & Young LLP, Chartered Accountants as the auditors of the Company until the next annual general meeting of the Company and authorizing the directors of the Company to fix the remuneration payable to the auditors.

AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia), the Company is required to have an audit committee, which, at the present time, is comprised of Richard K. Bear (Chair), (independent and financially literate), Dr. Richard J. Bastiani (independent and financially literate) and Todd R. Patrick (independent and financially literate).

The Company must also comply with the provisions of Multilateral Instrument 52-110 Audit Committees("MI 52-110"), which requires the Company to have a written charter that sets out the duties and responsibilities of its audit committee and to make certain disclosures relating to its audit committee in its Circular. As the Company is a “venture” issuer, it is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

Audit Committee Charter

The text of the Company’s audit committee charter is attached as Schedule “A” hereto.

Audit Committee Oversight

At no time since the commencement of the Company's most recent completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services as follows: requests for services are normally made by the Company’s Chief Financial Officer to the audit committee; if approved by the audit committee, the request and approval are forwarded to the external auditors; and no matter the source of the request, the external auditors will confirm approval with the Chairman of the audit committee prior to initiating any non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2006 2005	$88,085 $55,750	$10,436 $12,230	$8,880 $10,823	$Nil $Nil

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

CORPORATE GOVERNANCE

The following disclosure regarding corporate governance matters is provided pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, and in accordance with Form 58-101F2. The following describes the Company’s corporate governance practices.

Board of Directors

The board of directors of the Company (the “Board”) currently consists of seven directors: Dr. Richard J. Bastiani, Chairman of the Board, William J. Radvak, President and Chief Executive Officer (“CEO”) of the Company, Dr. Anthony F. Holler, Todd R. Patrick, Richard K. Bear, Ian A. Webb and Brian G. Richards.

Dr. Richard J. Bastiani, Dr. Anthony F. Holler, Todd R. Patrick, and Richard K. Bear are independent directors as defined in NI 58-101 and MI 52-110. Executive officers are deemed to be not independent of the Company. William J. Radvak, as President and CEO is an officer and Brian G. Richards, as former COO is a former officer who has served the Company within the last three years, and are therefore not independent. Ian A. Webb is not independent because he is a partner of the law firm of Borden Ladner Gervais LLP, which provides legal services to the Company.

The Board meets at least four times a year for a formal board meeting. In addition, management provides updates when appropriate to the Board between Board meetings. Depending on the level of activity of the Company, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management. In general, management consults with the Board frequently and the Board is well informed regarding the Company's affairs.

Non-management directors meet from time to time when appropriate without the presence of management directors.

Where necessary, the Board strikes special committees of independent directors to deal with matters requiring independence, including supervision over and review of performance of management. The composition of the Board is such that a majority of the independent directors have significant experience in corporate affairs (three are past Presidents or CEO's of public technology companies).

Board Committees

To assist in the discharge of its responsibilities, the Board has designated three standing committees: an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee.

The Board makes every effort to ensure these committees are staffed with at least a majority of independent Directors.

The Board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees.

The Audit Committee is composed of Richard K. Bear (Chair), Dr. Richard J. Bastiani and Todd R. Patrick, all of who are independent directors. All of these members, through their extensive experience, are financially literate. The Audit Committee oversees the Company’s financial reporting procedures to satisfy itself that there are adequate internal controls over accounting and financial reporting systems. The Company has a written a charter which sets out the duties and responsibilities of its Audit Committee. The text of the Company’s Audit Committee Charter is attached hereto as Schedule "A".

The Compensation Committee is composed of Dr. Anthony F. Holler (Chair) and Todd R. Patrick. All members are independent directors. The Compensation Committee provides, on behalf of the Board, review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The duties and responsibilities of the Committee are as follows:

to review and make recommendations to the Board on the annual corporate goals and objectives related to the compensation of the CEO and other senior officers, to evaluate the performance of the CEO in light of these goals and objectives and to recommend the level of the different components of the CEO’s compensation based on the evaluation of the CEO’s performance and the competitive compensation paid to other CEO’s in the relevant comparator group;

in consultation with management, to determine the general compensation philosophy and oversee the development of compensation policies and programs for the Company;

to make recommendations to the Board on the compensation of senior officers;

to make recommendations to the Board on compensation generally;

to determine, review and make recommendations to the Board on the Company’s short-term and long-term incentive plans (including without limitation its stock option plan, if any) and to advise on their use, from time to time;

to review and make recommendations to the Board on issues that may arise in relation to any senior officer employment contract;

to make recommendations to the Board with respect to any severance or similar termination payments proposed to be made to any current or former senior officer;

to deliver an annual report to shareholders on executive compensation; and

any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s compensation programs.

The Nomination and Corporate Governance Committee of the Company is currently composed of Ian A. Webb (Chair), Dr. Anthony F. Holler, Todd R. Patrick and Richard K. Bear, the majority of whom are independent directors. The duties and responsibilities of the Committee are as follows:

to oversee the effective functioning of the Board;

to oversee the relationship between management and the Board and to recommend improvements in such relationship to the Board;

to take initiatives, at such times as are desirable or necessary, to ensure that the Board can function independently of management, including without limitation, recommending to the Board:

o	mechanisms to allow directors who are independent an opportunity to discuss issues in the absence of management; and
o	to authorize the engagement of outside advisors including legal, accounting and financial advisors by individual directors at the Company’s expense;

to periodically review and make recommendations to the Board with respect to:
o	the size and composition of the Board, with a view to promoting effectiveness and efficiency;
o	the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees;
o	the appropriateness of the terms of the mandate and responsibilities of the Board;
o	with the assistance of the Compensation Committee, the compensation of the directors in light of time commitments, comparative fees, risks and responsibilities;
o	the directorships held by the Company’s directors and officers in other corporations;
o	the Company’s nominees on the boards of directors of its subsidiaries;
o	the chairman of the Board and the appropriateness of the duties and responsibilities of the chairman of the Board;

to recommend nominees for election as directors of the Company, taking into account the competencies, skills and personal qualities required to add value to the Company and the functioning of the Board and its committees; and

to carry out any other duties or responsibilities expressly delegated to the Committee by the Board and to undertake such other initiatives as are needed to assist the Board in providing efficient and effective corporate governance for the benefit of shareholders and other stakeholders of the Company.

Position Descriptions

The Chairman of the Board is responsible for ensuring that the Board discharges its responsibilities, scheduling and chairing regular meetings of the Board, chairing shareholder meetings and ensuring all Board members have the full opportunity to participate in issues coming before the Board. The CEO’s responsibilities include providing leadership and vision to manage the Company in the best interest of the shareholders and other stakeholders, strategic planning, assisting the Board with policy development, and managing and administering the day to day operations of the Company.

Directorships

The following directors of the Company are also directors of other reporting issuers (or equivalent) in any jurisdiction in Canada or in a foreign jurisdiction as set out below.

Name of Director	Position	Name of Reporting Issuer
Richard J. Bastiani, PhD	Director	Abaxis, Inc.
Richard K. Bear	None	None
Anthony F. Holler, MD	Chairman of the Board Director Director	CRH Medical Corporation Corriente Resources, Inc. Inviro Medical, Inc.
Todd R. Patrick	Director Director	CRH Medical Corporation Inviro Medical, Inc.
Ian A. Webb	Director	CRH Medical Corporation

Orientation and Continuing Education

Management provides educational presentations and tours of the Company’s facilities to new Board members. In addition, the Company has developed a Board Manual, which outlines the salient information about the Company necessary for directors to serve effectively. Most Board meetings are held at the Company’s premises, often including presentations by various functional areas, to give Board members additional insight into the business. The Company supports and encourages Board members to engage in ongoing director’s education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing directors, officers and employees. The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code.

As part of our Code, our directors, officers and employees are prohibited from trading our securities while in possession of material, nonpublic (“inside”) information about the Company.

Nomination of Directors

Once a decision has been made to add or replace a director, the task of identifying new candidates falls on the Nomination and Corporate Governance Committee in consultation with the CEO. Proposals put forth by the Nomination and Corporate Governance Committee, the Board and management are considered and discussed. If a candidate looks promising, the Nomination and Corporate Governance Committee will conduct due diligence on the candidate and if the results are satisfactory, the candidate is invited to join the Board.

Compensation

The CEO's compensation is determined by the non-management members of the Board, based on the recommendation of the Compensation Committee, which conducts research into compensation matters and makes recommendations to the Board.

Compensation for Board members is determined by the Board as a whole and in accordance with industry norms with the assistance, where appropriate, of the Compensation Committee.

Other Board Committees

The Board has from time to time designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the financial year ended December 31, 2006, the Company did not designate any ad hoc committees.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Shareholder Approval of Amendment to Stock Option Plan

The Company has a stock option plan that was approved by the shareholders of the Company on June 19, 1996 (the "1996 Plan"). The 1996 Plan was adopted for a term of 10 years, so the Company was not able to grant new stock options under the 1996 Plan subsequent to April 18, 2006. In addition, the Company desired to make certain changes to its stock option plan to (i) effectively increase the number of shares available for issuance upon the due exercise of stock options, and (ii) add provisions allowing for grants to be made to United States residents on a tax beneficial basis, among other things. As a result, on May 3, 2005, the Board approved the adoption of a new stock option plan (the “Plan”) that was approved by shareholders on June 21, 2005 and approved as amended on June 22, 2006.

The Plan benefits shareholders by enabling the Company to attract and retain personnel of the highest calibre by offering to them an opportunity to share in any increase in value of the shares resulting from their efforts. The purpose of the Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company and at the same time, to promote the creation of value for shareholders.

A copy of the Plan, as amended, will be available at the Meeting and can be obtained upon request to the Secretary of the Company. To receive a copy of the Plan, please contact: Corporate Secretary, Response Biomedical Corporation, 100-8900 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8.

Removal of Termination Date

As the Plan is set to otherwise terminate on May 3, 2007, the Company proposes to continue the current Plan by eliminating the set termination date, subject to necessary shareholder and regulatory approvals.

Increase of Number of Shares

In order to grant options to retain and attract key employees, including under the Company’s proposed succession plans, and maintain an adequate pool of shares for the Plan, the Company also proposes to amend the Plan to increase the number of shares available under the Plan from 13,500,000 shares to 17,000,000 shares, subject to regulatory approval.

As of April 30, 2007, the Company has 13,500,000 shares authorized for issuance under the Plan. Option exercises have resulted in the issuance of 2,977,838 shares and 1,522,475 shares remain available for grant of options under the Plan. As of April 30, 2007, a net total (options granted less exercised plus those cancelled, forfeited, expired, or otherwise recaptured since inception of the 1996 Plan) of 8,999,687 shares are reserved for issuance pursuant to outstanding options granted under the Plan, representing 7.9% of the total number of issued and outstanding shares.

If the increase in the number of shares authorized for issuance pursuant to options granted under the Plan is approved, the maximum number of shares authorized for issuance pursuant to options granted under the Plan will be 17,000,000 which, taking into account those issued under options that have been exercised, will as of April 30, 2007, permit the Company to issue up to 14,022,162 shares pursuant to options, representing 12.3% of the total number of issued and outstanding shares.

Resolutions

The TSX Venture Exchange requires that the amendments to the Plan be approved by the affirmative votes of a majority of the shareholders of the Company, other than insiders and their associates to whom options may be granted under the Plan and who therefore may have an interest in this matter.

The shareholders of the Company will be asked at the Meeting to consider, and if deemed advisable, to approve the following resolutions, with or without amendment, relating to the proposed amendments to the Plan:

Termination Date Amendment

That the Stock Option Plan of the Company be continued in its current form, amended such that it no longer contains a termination date, subject to necessary regulatory approvals, and the board of directors of the Company be authorized, without further approval of the shareholders, to make any further amendments to the Plan as may be required by the TSX Venture Exchange.

Share Increase Amendment

That the Stock Option Plan of the Company be amended to provide that the aggregate number of shares that may be allotted for issuance pursuant to the exercise of stock options issued under the Stock Option Plan of the Company be increased by an additional 3,500,000 shares from 13,500,000 to 17,000,000 and the board of directors of the Company be authorized, without further approval of the shareholders, to make any further amendments to the Plan as may be required by the TSX Venture Exchange.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recent fiscal year.

Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company’s Secretary at 100-8900 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: rpilz@responsebio.com.

OTHER BUSINESS

The management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting and this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Proxy to vote with regard to those matters in accordance with their best judgement.

DATED at Vancouver, British Columbia, the 30th day of April 2007.

BY ORDER OF THE BOARD OF DIRECTORS

____________________________
William J. Radvak
Director

SCHEDULE “A”

Response Biomedical Corporation
(the “Company”)
(a Venture Issuer)

AUDIT COMMITTEE CHARTER

(Adopted by the Board of Directors on April 27, 2005 and as amended November 10, 2006 and April 24, 2007)

A.      PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal financial controls and audit functions and the performance of the independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

The Board, as representatives of the shareholders, retains the authority and responsibility to select, evaluate and where appropriate, recommend replacement of the Company’s external auditor, subject to the right of shareholders to appoint and remove the auditor.

B.      COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board.
2.	The majority of the Committee members shall be independent as defined by the Ontario Securities Commission Companion Policy to Multilateral Instrument 52-110 Audit Committees.
3.

All Committee members shall be financially literate, as defined by the Ontario Securities Commission Companion Policy to Multilateral Instrument 52-110 Audit Committees, or if recently appointed, become financially literate within a reasonable period.

4.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.
6.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other .

7.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers necessary or advisable in order to perform its duties and responsibilities.

8.

The Committee shall have the authority to authorize the engagement of independent advisors, including legal, accounting and financial advisors as it deems necessary to perform its duties and responsibilities and to set and pay the compensation of such advisors.

9.	Meetings of the Committee shall be conducted as follows:
(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and
(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.
10.

The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C.      ROLES AND RESPONSIBILITIES

1.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:
	(a)	To oversee the work of the external auditors who shall report directly to the Committee;
	(b)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;
	(c)	to review and pre -approve the fee, scope and timing of audits and reviews;
	(d)	to pre -approve any non- audit engagements between the external auditors and the Company;
	(e)	review the audit plan of the external auditors prior to the commencement of an audit;
	(f)	to review with the external auditors, upon completion of their audit:
		i)	contents of their report;
		ii)	scope and quality of the audit work performed;
		iii)	adequacy of the Company's financial and auditing personnel;
		iv)	co- operation received from the Company's personnel during the audit;
		v)	internal resources used;
		vi)	significant transactions outside of the normal business of the Company;
		vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and
		viii)	the non-audit services provided by the external auditors;
	(g)	to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles;
	(h)	to review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and
	(i)	to implement structures and procedures to ensure that the Committee meets with the external auditors on a regular basis in the absence of management.
2.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:
(a)

review the appropriateness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to accounting, information systems and financial controls, management reporting and risk management;

	(b)	review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;
	(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company;
	(d)	establish procedures for:
		i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
		ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and
	(e)	review the Company's financial and auditing procedures and the extent to which recommendations made by the external auditors or internal audit staff[1] have been implemented.
3.	The Committee is also charged with the responsibility to:
	(a)	review the Company's quarterly financial statements, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;
	(b)	review and approve the financial sections of:
		i)	the annual report to shareholders;
		ii)	the annual information form;
		iii)	annual and interim MD&A;
		iv)	offering memorandums and prospectuses;

___________________________

1 Although the Corporation does not have a dedicated internal audit staff, there may be internal audits conducted by ad hoc teams to audit internal controls, certain quality systems and other business processes that impact the integrity of the Company’s financial statements.

v)	news releases discussing financial results of the Company; and
vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;
(c)	review regulatory filings and decisions as they relate to the Company's consolidated financial statements;
(d)	review the minutes of any audit committee meeting of subsidiary companies;
(e)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements; and

(f)	review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information.

Note: This charter is appropriate for the Company as a Venture Issuer whereby the Company is exempt from certain requirements in Parts 3 and 5 of OSC Multilateral Instrument 52-110 Audit Committees. Upon listing on the TSX or a U.S. exchange such as the Small Cap Nasdaq, but excluding the OTB Bulletin board, the Board will be required to amend this charter to comply with these additional requirements related to composition of the audit committee and reporting obligations.